SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                               KILLEARN PROPERTIES, INC.
                                 (Name of Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                                     494125707
                                  (CUSIP Number)


                                    J.T. Williams
                                    Killearn, Inc.
                           1570 Rock Quarry Road, Suite B
                              Stockbridge, GA 30281
                                   (770) 389-2004
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                   April 21, 1999
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].



CUSIP No.  494125707

1.    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
      Killearn, Inc.                                    .

2.    Check the Appropriate Box if a Member of a Group
            (a)        X            (b)                       .

3.    SEC Use Only                                                .

4.    Source of Funds             WC, BK and OO                   .

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                   .

6.    Citizenship or Place of Organization      Georgia           .

Number of               7.  Sole Voting Power          157,400       .
Shares
Beneficially            8.  Shared Voting Power          -0-         .
Owned by Each
Reporting               9.  Sole Dispositive Power     157,400       .
Person With
                        10.  Shared Dispositive Power    -0-         .

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         157,400.

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.


13.   Percent of Class Represented by Amount in Row (11)    17.7% .

14.   Type of Reporting Person               CO                   .

CUSIP No.  494125707

1.    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         J.T. Williams         .

2.    Check the Appropriate Box if a Member of a Group
         (a)        X            (b)                       .

3.    SEC Use Only                                                .

4.    Source of Funds             PF                              .

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                   .

6.    Citizenship or Place of Organization      United States     .

Number of               7.  Sole Voting Power           58,746       .
Shares
Beneficially            8.  Shared Voting Power          -0-         .
Owned by Each
Reporting               9.  Sole Dispositive Power      58,746       .
Person With
                        10.  Shared Dispositive Power    -0-         .

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         58,746  .

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.


13.   Percent of Class Represented by Amount in Row (11)     6.6% .

14.    Type of Reporting Person               IN                   .

CUSIP No.  494125707

1.    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         John R. Williams                                   .

2.    Check the Appropriate Box if a Member of a Group
         (a)        X            (b)                       .

3.    SEC Use Only                                                .

4.    Source of Funds             PF                              .

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                   .

6.    Citizenship or Place of Organization     United States      .

Number of               7.  Sole Voting Power           11,000       .
Shares
Beneficially            8.  Shared Voting Power          -0-         .
Owned by Each
Reporting               9.  Sole Dispositive Power      11,000       .
Person With
                        10.  Shared Dispositive Power    -0-         .

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        11,000                                                  .

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.


13.   Percent of Class Represented by Amount in Row (11)     1.2% .

14.   Type of Reporting Person               IN                   .

CUSIP No.  494125707

1.    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         David K. Williams                                  .

2.    Check the Appropriate Box if a Member of a Group
         (a)        X            (b)                       .

3.    SEC Use Only                                                .

4.    Source of Funds             PF                              .

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                   .

6.    Citizenship or Place of Organization     United States      .

Number of               7.  Sole Voting Power            9,987       .
Shares
Beneficially            8.  Shared Voting Power          -0-         .
Owned by Each
Reporting               9.  Sole Dispositive Power       9,987       .
Person With
                        10.  Shared Dispositive Power    -0-         .

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         9,987                                                  .

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.


13.   Percent of Class Represented by Amount in Row (11)     1.1% .

14.   Type of Reporting Person               IN .

CUSIP No.  494125707

1. Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Killearn Development, Inc. .

2.    Check the Appropriate Box if a Member of a Group
         (a)        X            (b)                       .

3.    SEC Use Only                                                .

4.    Source of Funds             WC, BK and OO                   .

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                   .

6.    Citizenship or Place of Organization      Georgia           .

Number of               7.  Sole Voting Power            -0-         .
Shares
Beneficially            8.  Shared Voting Power          -0-         .
Owned by Each
Reporting               9.  Sole Dispositive Power       -0-         .
Person With
                        10.  Shared Dispositive Power    -0-         .

11.   Aggregate Amount Beneficially Owned by Each Reporting Person        -0- .


12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.


13.   Percent of Class Represented by Amount in Row (11)       0% .

14.   Type of Reporting Person               CO     .

      This amendment no. 1 to Schedule 13D ("Amendment No. 1") is filed as the first amendment to the Statement on Schedule 13D, dated January 19, 1999 (the "Original Schedule 13D"), filed on behalf of Killearn, Inc., a Georgia corporation ("Killearn"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Killearn Properties, Inc., a Florida corporation (the "Issuer"). This Amendment No. 1 reflects material changes in the Original Schedule 13D, such material changes being more fully reflected in Items 2, 3, 4, 5, 6 and 7 below and also reflects that the Schedule 13D is filed jointly on behalf of Killearn, Killearn Development, Inc., a Georgia corporation and the wholly owned subsidiary of Killearn ("Killearn Development"), J.T. Williams, John R. Williams and David K. Williams (individually, the "Reporting Person" and collectively, the "Reporting Persons"). Killearn, Killearn Development and each of Messrs. Williams may be deemed to be acting together in connection with the acquisition and holding of the Common Stock. Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

Item 2.    Identity and Background.

     Information regarding the Reporting Persons other than Killearn Development was provided in the Original Schedule 13D. Item 2 of the Original
Schedule 13D is amended to provide for Killearn Development the information required under Item 2. David K. Williams, John R. Williams and Joseph T. Williams, III, are the President, Vice President and Secretary, respectively, of Killearn Development. J.T. Williams, David K. Williams, John R. Williams and Joseph T. Williams, III, are the directors of Killearn Development. The information required under Instruction C to Schedule 13D for such persons other than Joseph T. Williams, III, was provided in the Original Schedule 13D.

1.    (a)  Killearn Development, Inc., a Georgia corporation.

      (b)  1570 Rock Quarry Road, Suite B, Stockbridge, Georgia 30281.

      (c) Killearn Development was recently formed in connection with the proposed merger more fully described in Item 4 below.

      (d) Killearn Development has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

      (e) During the last 5 years, Killearn Development has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


2.    (a)  Joseph T. Williams, III.

      (b)  385 Country Club Drive, Stockbridge, Georgia 30281.

      (c) Mr. Williams' principal occupation is as the Issuer's Vice President - Development.

      (d) Mr. Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

      (e) During the last 5 years, Mr. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)  United States of America.

Item 3.     Source and Amount of Funds and Other Consideration.

     J.T. Williams acquired the 58,746 shares of Common Stock beneficially owned by him when the Issuer's profit sharing plan (the "Plan") dissolved and distributed to the beneficiaries of the Plan the Common Stock owned by the Plan. The Plan had acquired such Common Stock more than 5 years ago. The aggregate purchase price of 11,000 shares of Common Stock beneficially owned by John R. Williams was approximately $54,500, excluding commissions, and the source of funds for acquiring the foregoing shares of Common Stock was personal funds. The aggregate purchase price of 9,987 shares of Common Stock beneficially owned by David K. Williams was approximately $50,500, excluding commissions, and the source of funds for acquiring the foregoing shares of Common Stock was personal funds. The source of funds or other consideration for the transaction proposed by the Reporting Persons as disclosed in this Amendment No. 1 are described in Item 6 below.

Item 4.     Purpose of Transaction.

     On April 20, 1999, the Issuer's Board of Directors preliminarily approved the proposal of Killearn for the merger of the Issuer with Killearn Development pursuant to which Killearn would acquire all of the outstanding shares of Common Stock not already owned by the Reporting Persons for $5.50 per share in cash. The transaction was subject to among other things, (i) the entering into a definitive merger agreement with respect to the transaction;
(ii) approval of the transaction by a special committee of the Issuer's Board of Directors (the "Special Committee"), the Issuer's full Board of Directors and the Issuer's shareholders; (iii) receipt of a fairness opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the Issuer's shareholders (other than the Reporting Persons); and (iv) approval of the merger by the Issuer's shareholders.

     On May 7, 1999, the Special Committee received an oral opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the Issuer's shareholders (other than the Reporting Persons), the Special Committee unanimously recommended that the Issuer's Board of Directors approve and adopt the agreement and plan of merger with Killearn and Killearn Development, a copy of which is attached hereto as Exhibit B (the "Merger Agreement"), and the Issuer's Board of Directors, based on the recommendation of the Special Committee, voted unanimously to approve the Merger Agreement, to submit the Merger Agreement to a vote of the Issuer's shareholders at a special meeting called for such purpose and to recommend that the Issuer's shareholders approve and adopt the Merger Agreement. The fairness opinion was confirmed in writing by the Special Committee's financial advisor on May 10, 1999. It is expected that the Merger Agreement will be submitted to a vote of the Issuer's shareholders at a special meeting in July 1999.

     The proposed transactions will, if and when consummated, result in the Common Stock ceasing to be authorized for listing on the American Stock Exchange and becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a) As of the close of business on June 18, 1999, the Reporting Persons beneficially owned an aggregate of 237,133 shares of Common Stock, which constituted approximately 26.7 percent of the 887,412 shares of Common Stock outstanding as reported in the Issuer's Current Report on Form 10-QSB for the quarter ended January 31, 1999.

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person.

     (c) None of the Reporting Persons has engaged in any transactions in Common Stock in the period commencing 60 days prior to April 21, 1999 (the date of event that required the filing of this Amendment No. 1) and ending on the date hereof.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons may be deemed to be acting together in connection with the acquisition and holding of the Common Stock. The relationship among the Reporting Persons with respect to the Common Stock is an informal one and there are no written contracts, arrangements or understandings among the Reporting Persons related thereto.

     Killearn is the holder of notes in the aggregate principal amount of approximately $2.3 million executed by Wimberly Investment Funds, L.P. ("Wimberly"), and secured by the pledge of 315,430 shares of Common Stock (the "Wimberly Notes"). A copy of the Wimberly Notes and the stock pledge agreements related thereto are attached as Exhibits C and D, respectively, to this Amendment No. 1. Wimberly and Killearn have informally agreed that in connection with the Merger, Killearn will pay for the Common Stock securing the Wimberly Notes by canceling $1,734,865 (or $5.50 per share) of the principal and accrued interest outstanding under the Wimberly Notes.

     Killearn is the holder of notes aggregating approximately $2.3 million (including principal and accrued interest) executed by Proactive Technologies, Inc. ("PTI"), and secured by the pledge of 132,000 shares of Common Stock (the "PTI Notes"). A copy of the PTI Notes and the stock pledge agreements related thereto are attached as Exhibits E and F, respectively, to this Amendment No.
1. PTI and Killearn have informally agreed that in connection with the Merger, Killearn will pay for the Common Stock securing the PTI Notes by canceling $726,000 (or $5.50 per share) of the principal and accrued interest outstanding under the PTI Notes.

     To purchase the remaining shares of Common Stock acquired in connection with the Merger, Killearn will utilize working capital and borrow approximately $900,000 under an existing line of credit with American Century Bank, a copy of which is attached hereto as Exhibit H (the "Line of Credit"). The Line of Credit is secured by real property owned by Killearn. The interest rate under the Line of Credit is prime rate plus 0.5 and the documents related to the Line of Credit contain affirmative, negative and financial covenants and events of default customary for credit facilities of a similar size and type. Draws under the Line of Credit are subject to the satisfaction of customary conditions for similar financing.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A Statement of Joint Schedule 13D Filings, dated as of June 18, 1999, among Killearn, Inc., Killearn Development, Inc., J.T. Williams, John R. Williams and David K. Williams

     Exhibit B Agreement and Plan of Merger, dated as of May 10, 1999, by and between Killearn, Inc., Killearn Development, Inc., and Killearn Properties, Inc.

     Exhibit C Promissory Notes of Wimberly Investment Funds, L.P., in favor of Killearn, Inc., including extensions thereof

     Exhibit D Security Agreements between Wimberly Investment Funds, L.P., and Killearn, Inc.

     Exhibit E Promissory Notes of Proactive Technologies, Inc. in favor of various creditors

     Exhibit F Pledge Agreements between Proactive Technologies, Inc., and various creditors

     Exhibit G Agreement to Purchase Promissory Notes of Proactive Technologies, Inc. between Killearn, Inc. and various creditors

     Exhibit H  Revolving Line of Credit with American Century Bank

      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 1999         KILLEARN, INC.


                      By:/S/ J.T. WILLIAMS, JR.
                      J.T. Williams,
                      President

                      KILLEARN DEVELOPMENT, INC.


                      By:/S/ DAVID K. WILLIAMS
                      David K. Williams,
                      President


                      /S/ J.T. WILLIAMS, JR.
                      J.T. Williams


                      /S/ JOHN R. WILLIAMS
                      John R. Williams


                      /S/ DAVID K. WILLIAMS
                      David K. Williams





                                EXHIBIT A


      STATEMENT OF JOINT SCHEDULE 13D FILINGS

      The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $.10 per share, of Killearn Properties, Inc., a Florida corporation, and any amendments thereto, shall be filed jointly on behalf of each of the undersigned.

June 22, 1999      KILLEARN, INC.


                   By:/S/ J.T. WILLIAMS, JR.
                   J.T. Williams,
                   President

                   KILLEARN DEVELOPMENT, INC.


                   By:/S/ DAVID K. WILLIAMS
                   David K. Williams,
                   President


                   /S/ J.T. WILLIAMS, JR.
                   J.T. Williams


                   /S/ JOHN R. WILLIAMS
                   John R. Williams


                   /S/ DAVID K. WILLIAMS
                   David K. Williams







                                     Exhibit B

                                         AMONG



                                  KILLEARN, INC.,

                           KILLEARN DEVELOPMENT, INC.



                                     AND



                           KILLEARN PROPERTIES, INC.


                           DATED AS OF MAY 10, 1999






                                                              Execution Copy

                         AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of May 10, 1999, among Killearn, Inc., a Georgia corporation ("Parent"), Killearn Development, Inc., a Georgia corporation ("Sub"), and Killearn Properties, Inc., a Florida corporation (the "Company").

                           PRELIMINARY STATEMENTS

    A. Parent has proposed to the Company's Board of Directors that the Company merge with and into Sub (the "Merger"), with the holders of all of the outstanding shares of Common Stock, par value $0.10 per share, of the Company (the "Common Stock") not currently owned by Parent or shareholders of Parent receiving a cash payment of $5.50 in exchange for each of their shares of Common Stock.

    B. A Special Committee of the Company's Board of Directors (the "Special Committee") has determined that the Merger is fair to, and in the best interests of, the Public Shareholders (as defined in Section 2.1), and has recommended the approval and adoption of this Agreement to the Company's Board of Directors.

    C. The Boards of Directors of Parent, Sub and the Company have approved and adopted this Agreement and approved the Merger upon the terms and subject to the conditions set forth herein.

    D. The Company's Board of Directors believes it is in the best interests of the Company and its shareholders to consummate the Merger upon the terms and subject to the conditions set forth herein.

    NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company agree as follows:



                                      ARTICLE 1
                                     THE MERGER

    1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Act of the State of Florida (the "Florida Business Corporation Act") and Georgia Business Corporation Code of the State of Georgia (the "Georgia Business Corporation Code"), at the Effective Time (as defined in Section 1.2), the Company shall be merged with and into Sub and the separate existence of the Company shall thereupon cease, with Sub being the surviving corporation in the Merger (the "Surviving Corporation").

    1.2. Effective Time of the Merger. Subject to the terms of this Agreement, the Merger shall become effective when the Department of State of the State of Florida (the "Florida Department of State") files the articles of merger or other appropriate documents in accordance with the Florida Business Corporation Act, and the Georgia Secretary of State files the articles of merger or other appropriate documents in accordance with the Georgia Business Corporation Code, or such other date as shall be specified in the articles of merger, which articles of merger shall be delivered by Sub and the Company to the Florida Department of State and the Georgia Secretary of State as soon as practicable after the closing of the Merger contemplated by this Agreement in accordance with Section 7.1. When used in this Agreement, the term "Effective Time" shall mean the date and time at which such articles are so filed.

    1.3. Effects of the Merger. The Merger shall have the effects set forth in the Florida Business Corporation Act and the Georgia Business Corporation Code.

    1.4. Articles of Incorporation. The Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

    1.5. Bylaws. The Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

    1.6. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, who shall serve until their respective successors are duly elected and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

    1.7. Officers. The officers of the Surviving Corporation shall initially consist of the officers of Sub immediately prior to the Effective Time, until their successors are duly elected and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.


                                     ARTICLE 2
                               CONVERSION OF SHARES

    2.1. Conversion of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

         (a) All shares of Common Stock (the "Shares") that are held by any wholly owned subsidiary of the Company and any Shares held by Parent, Sub, any other subsidiary of Parent or any shareholder of Parent, shall be canceled and retired and shall cease to exist and no payment shall be made with respect thereto.

         (b) Each remaining outstanding Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $5.50 in cash, without any interest thereon, upon surrender of the certificate representing such Share (such cash amount is referred to herein as the "Merger Consideration; the Shares for which the Merger Consideration is to be paid are referred to herein as the "Public Shares" and the holders thereof are referred to herein as the "Public Shareholders"). At the Effective Time, all such Public Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the Public Shareholders shall cease to have any rights as shareholders of the Company except the right to receive the Merger Consideration.

    2.2. Exchange of Certificates. (a) As soon as reasonably practicable after the Effective Time, Sub shall deposit in trust with a bank or trust company designated by Parent ("Paying Agent"), cash in an aggregate amount equal to the product of (x) the number of Public Shares issued and outstanding immediately prior to the Effective Time, and (y) the Merger Consideration (such amount being hereinafter referred to as the "Exchange Fund"). Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in Section 2.1(b) out of the Exchange Fund. Paying Agent shall invest the Exchange Fund, as Parent directs, in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's, a division of The McGraw Hill Companies, or a combination thereof, provided that, in any such case, no instrument shall have a maturity exceeding 3 months. Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent. Parent shall replace any monies lost through any investment made pursuant to this Section 2.2. The Exchange Fund shall not be used for any other purpose except as provided in this Agreement.

         (b) Promptly after the Effective Time, Parent shall cause Paying Agent to mail to each record holder of certificates that immediately prior to the Effective Time represented Public Shares (the "Certificates), a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Paying Agent) and instructions for use in surrendering Certificates and receiving payment therefor. Upon surrender to Paying Agent of a Certificate, together with a properly completed and executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of the number of Public Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall forthwith be canceled. In the event any Certificate shall have been lost or destroyed, Paying Agent, subject to such other reasonable conditions as Parent may impose (including the posting of an indemnity bond or other surety in favor of Sub with respect to the Certificates alleged to be lost or destroyed), shall be authorized to accept an affidavit from the record holder of such Certificate in a form reasonably satisfactory to Parent. No interest shall be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other tax required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Paying Agent and Parent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.2(b), each Certificate shall represent for all purposes only the right to receive the Merger Consideration into which the Shares evidenced by the Certificates shall have been converted pursuant to
Section 2.1(b), without any interest thereon.

    2.3. Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation or Paying Agent, they shall be canceled and exchanged for cash as provided herein.

    2.4. Dissenting Shares. In accordance with the Florida Business Corporation Act, no shareholder shall have dissenter or appraisal rights with respect to the Common Stock.

    2.5. Withholding Rights. Sub and Paying Agent shall be entitled to deduct and withhold from the amounts payable (including the Merger Consideration) pursuant to this Agreement to any Public Shareholder such amounts as Parent, Sub or Paying Agent is required to deduct and withhold with respect to the making of such payment under applicable tax law. To the extent that amounts are so deducted and withheld by Parent, Sub or Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Public Shareholder.


                                     ARTICLE 3
                   REPRESENTATIONS  AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Sub that, except as previously disclosed to Parent in writing:

    3.1. (a) Corporate Organization. Each of the Company and the Company Subsidiaries (as defined in Section 3.5 hereof) (i) is a corporation duly incorporated, validly existing and in good standing under the laws of jurisdiction of its incorporation; (ii) has all requisite corporate power and authority to own, operate and lease the properties and assets it now owns, operates and leases and to carry on its business as now being conducted; and
(iii) is qualified or licensed to do business and in good standing in every jurisdiction in which the ownership, operation or lease of property by it or the conduct of its business requires such qualification or licensing, except for such failures, if any, to be so qualified and in good standing, that, when taken together with all such other failures, would not in the aggregate have a material adverse effect on the business, condition (financial or otherwise), operations, prospects, properties, assets or liabilities (the "Business") of the Company and the Company Subsidiaries taken as a whole.

    3.2. Authorization; Recommendation of Merger. (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to approval by the Company's shareholders, to consummate the transactions contemplated hereby. The Company's Board of Directors has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and has resolved to recommend that its shareholders approve this Agreement and the Merger. This Agreement has been duly executed and delivered by the Company and, subject to approval by the Company's shareholders, constitutes (assuming due authorization, execution and delivery of this Agreement by the other parties hereto), the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

         (b) The Special Committee has received the opinion of American Express Incorporated dated May 10, 1999, that, as of the date of such opinion, the Merger Consideration to be received by the Public Shareholders pursuant to this Agreement is fair, from a financial point of view, to the Public Shareholders.

         (c) The Special Committee (at a meeting duly called and held at which a quorum was present) has determined that the Merger is fair to, and in the best interests of, the Public Shareholders, and has recommended the adoption of this Agreement to the Company's Board of Directors, subject to the right of the Special Committee to withdraw, modify or amend such recommendation if the Special Committee determines, in good faith after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company's shareholders under applicable law.

         (d) The Company's Board of Directors (at a meeting duly called and held at which a quorum was present) has determined that the Merger is fair to, and in the best interests of, the Company's shareholders, has adopted this Agreement and has recommended the adoption of this Agreement by the Company's shareholders, subject to the right of the Company's Board of Directors to withdraw, modify or amend such recommendation to the extent the Company's Board of Directors determines, in good faith after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company's shareholders under applicable law.

    3.3. Consents and Approvals; No Violations. Except for (a) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to the Proxy Statement (as defined in Section 3.6 hereof; (b) the Transaction Statement on Schedule 13E-3 to be filed pursuant to Rule 13e-3 promulgated under the Exchange Act (the "Schedule 13E-3"); and (c) the filing of the articles of merger and other appropriate merger documents, if any, as required by the laws of the States of Florida and Georgia, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not: (i) violate any provision of the Articles of Incorporation or Bylaws (or comparable governing documents) of the Company or any Company Subsidiary; (ii) violate any statute, ordinance, rule, regulation, order or decree of any court or of any public, governmental or regulatory body, agency or authority applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets may be bound; (iii) require any filing with, or permit, consent or approval of, or giving of any notice to, any public, governmental or regulatory body, agency or authority; or (iv) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which any of them or any of their respective properties or assets may be bound, excluding from the foregoing clauses (ii), (iii) and (iv) violations, breaches and defaults that, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, would not have a material adverse effect on the business of the Company and the Company Subsidiaries taken as a whole and would not prevent or delay the consummation of the transactions contemplated hereby.

    3.4. Capitalization. The authorized capital stock of the Company consists of 6,000,000 Shares. As of the date hereof, no Shares are held by the Company in its treasury. As of May 10, 1999, 887,412 Shares are issued and outstanding and no Shares are reserved for issuance for any reason. All Shares that are outstanding as of the date hereof are duly authorized, validly issued, fully paid and nonassessable, and are not subject to, nor were they issued in violation of, any preemptive rights. Except as set forth above, there are no shares of capital stock of the Company authorized or outstanding. There are not any, and at the Effective Time there will not be any, subscriptions, options, conversion or exchange rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating the Company or any Company Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of the capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement or commitment.

    3.5. Subsidiaries. All the outstanding shares of capital stock of each corporation of which the Company owns, directly or indirectly, 50 percent or more of the outstanding capital stock (a "Company Subsidiary") have been validly issued and are fully paid, nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights. All outstanding shares of capital stock of the Company Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all liens, charges, encumbrances, security interests, equities, options, restrictions on voting rights or rights of disposition, and claims or third party rights of whatever nature. Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business and neither the Company nor any Company Subsidiary is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan, capital contribution or otherwise) in any entity.

    3.6. Proxy Statement and Schedule 13E-3. The proxy statement and related materials to be furnished to the Company's shareholders in connection with the Merger pursuant to Section 5.2 (each proxy statement, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's shareholders, being the "Proxy Statement") and the
Schedule 13E-3 will comply in all material respects with the Exchange Act and the rules and regulations thereunder. The information supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, at the time the Proxy Statement is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the meeting of the Company's shareholders, as the Proxy Statement is then amended or supplemented, omit to state any material fact necessary to correct any statement originally supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 that has become false or misleading. If at any time prior to the Effective Time any event occurs relating to the Company or any Company Subsidiary, or relating to their respective officers, directors or shareholders, that should be described in a supplement or amendment to the Proxy Statement or the Schedule 13E-3 or any supplement or amendment thereto, the Company will promptly so inform Parent, will furnish all necessary information to Parent relating to such event, and will file with the Securities and Exchange Commission (the "Commission"), and mail to its shareholders with respect to the Proxy Statement, any required supplement or amendment to the Proxy Statement and Schedule 13E-3 in accordance with the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made with respect to any information with respect to Parent or Sub or their respective officers, directors or affiliates
(i) provided to the Company by Parent or Sub in writing for inclusion in the Proxy Statement or the supplements or amendments thereto; or (ii) included in the Schedule 13E-3.



                                     ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub jointly and severally represent and warrant to the Company that:

    4.1. Corporate Organization. Each of Parent and Sub (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (ii) has all requisite corporate power and authority to own, operate and lease the properties and assets it now owns, operates and leases and to carry on its business as now being conducted; and
(iii) is qualified or licensed to do business as a foreign corporation and in good standing in every jurisdiction in which the ownership, operation or lease of property by it or the conduct of its business requires such qualification or licensing, except for such failures to be so qualified and in good standing, if any, that when taken together with all such other failures, would not in the aggregate have a material adverse effect on the business, condition (financial or otherwise), operations, properties, assets or liabilities of Parent and its subsidiaries taken as a whole.

    4.2. Authorization. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Board of Directors of each of Parent and Sub, and Parent as the sole shareholder of Sub, have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub and constitutes (assuming due authorization, execution and delivery of this Agreement by the Company), the valid and binding agreement of Parent and Sub, enforceable against each of them in accordance with its terms.

    4.3. Consents and Approvals; No Violations. Except for (a) the requirements of the Exchange Act relating to the Proxy Statement, the Schedule 13E-3 and the Merger; and (b) the filing of articles of merger and other appropriate merger documents, if any, as required by the laws of the States of Florida and Georgia, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not: (i) violate any provision of the Articles of Incorporation or Bylaws (or other comparable governing documents) of Parent or Sub; (ii) violate any statute, ordinance, rule, regulation, order or decree of any court or of any public, governmental or regulatory body, agency or authority applicable to Parent or Sub or by which any of their respective properties or assets may be bound; (iii) require any filing with or permit, consent or approval of, or the giving of any notice to, any public, governmental or regulatory body or authority; or (iv) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions or any note, bond, mortgage, indenture, license, franchise, permit, agreement or other instrument or obligation to which Parent or Sub is a party, or by which either of them or any of their respective properties or assets may be bound, excluding from the foregoing clauses (ii), (iii) and (iv) violations, breaches and defaults that, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, would not have a material adverse effect on the business, condition (financial or otherwise), operations, properties, assets or liabilities of Parent and its subsidiaries taken as a whole and would not prevent or delay the consummation of the transactions contemplated hereby.


     4.4. Schedule 13E-3 and Proxy Statement. The information supplied by Parent and Sub for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, at the time the Proxy Statement is mailed, and the Schedule 13E-3 is filed with the Commission, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the meeting of the Company's shareholders, as the Proxy Statement and Schedule 13E-3 is then amended or supplemented, omit to state any material fact necessary to correct any statement originally supplied by Parent and Sub for inclusion in the Proxy Statement or the Schedule 13E-3 that has become false or misleading. If at any time prior to the Effective Time any event occurs relating to Parent or Sub, or relating to their respective officers, directors or shareholders, that should be described in a supplement or amendment to the Proxy Statement or the
Schedule 13E-3 or any supplement or amendment thereto, Parent and Sub will promptly so inform the Company, will furnish all necessary information to the Company relating to such event and will file with the Commission any required supplement or amendment to the Schedule 13E-3 in accordance with the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made with respect to any information with respect to the Company or its officers, directors or affiliates included in the Proxy Statement or Schedule 13E-3.

    4.5. Financial Ability to Consummate Transaction. Parent has sufficient funds to enable Sub to acquire all Shares owned by the Public Shareholders pursuant to the Merger and to pay all fees and expenses payable by Parent and Sub related to the transactions contemplated by this Agreement.


                                   ARTICLE 5
                                   COVENANTS

    5.1. Conduct of the Company's Business. During the period commencing on the date hereof and continuing until the Effective Time, the Company agrees (except as expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing; such consent, not to be unreasonably withheld) that:

         (a) The Company and each Company Subsidiary will carry on its business in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, consultants, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired at the Effective Time.

         (b) The Company will not, and will not permit any Company Subsidiary to, dispose of or encumber any of its properties and assets, other than sales in the ordinary course of business and collections of receivables in the ordinary course of business.

         (c) The Company will not split, combine or reclassify any Shares or declare any dividends on or make other distributions in respect of the Shares. Neither the Company nor any Company Subsidiary will amend its Articles of Incorporation or Bylaws or similar governing documents.

         (d) Neither the Company nor any Company Subsidiary will issue, sell, authorize or propose the sale or issuance of, or purchase or acquisition of, any shares of the capital stock of the Company or any Company Subsidiary or securities convertible into, or rights, warrants or options (including employee stock options) to acquire, any such shares or other convertible securities.

         (e) Neither the Company, nor any Company Subsidiary, or officer, director or employee of (or any investment banker, attorney, accountant or other representative retained by) the Company or any Company Subsidiary shall, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or proposals by, or engage in any discussions or negotiations with, any corporation, partnership, person or other entity or group that it is reasonably expected may lead to, or that relates to, any takeover proposal; provided that if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may in response to a takeover proposal from any person that was not solicited by the Company and did not otherwise breach this subsection (i) furnish information with respect to the Company to such person and (ii) participate in discussions or negotiations with such person regarding any takeover proposal. The Company will promptly advise Parent orally and in writing of the receipt and content of any such inquiries or proposals. As used in this subsection (e), "takeover proposal" shall mean any proposal for a merger or other business combination involving the Company or for the acquisition of a 50% or greater interest in the capital stock of the Company or all or substantially all of the assets of the Company other than the one contemplated by this Agreement.

         (f)  Neither the Company nor any of the Company Subsidiaries will
(i) incur, assume or prepay any long-term debt or, except in the ordinary course of business, incur or assume any short-term debt; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practices; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than customary loans or advances to employees).

         (g) The Company will not take, agree to take, or knowingly permit to be taken any action or do or knowingly permit to be done anything in the conduct of the Business of the Company and the Company Subsidiaries, or otherwise, that would be contrary to or in breach of any of the terms or provisions of this Agreement, or that would cause any of the representations and warranties of the Company contained herein to be or become untrue in any material respect.

    5.2. Proxy Statement. As soon as practicable, the Company will prepare and file with the Commission the Proxy Statement. The Company, Parent and Sub will together prepare and file with the Commission the Schedule 13E-3. Each of the Company, Parent and Sub will furnish all information required to be included about such person in the Proxy Statement and the Schedule 13E-3 and, after consultation with each other, shall respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and the Schedule 13E-3. At the earliest practicable time, the Company will cause the Proxy Statement to be mailed to its shareholders and, if necessary, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. The Proxy Statement shall include the recommendation of the Company's Board of Directors to the Company's shareholders (and reflect that the Special Committee has made a similar recommendation to the Company's Board of Directors), subject to the fiduciary duties under applicable law of such directors (including the directors constituting the Special Committee), as determined by such directors in good faith after consultation with counsel, in favor of the adoption of this Agreement.

    5.3. Shareholder Approval. As promptly as possible, the Company shall call a meeting of its shareholders for the purpose of voting upon this Agreement and the Merger and the Company agrees that this Agreement and the Merger shall be submitted at a meeting of the shareholders of the Company and the Company shall take all steps necessary to duly call, give notice of, convene and hold such meeting. The Company shall use its commercially reasonable efforts to obtain the necessary adoption of the Agreement by its shareholders. Notwithstanding anything to the contrary in this Agreement, if the Company's Board of Directors or the Special Committee determines, in good faith after consultation with counsel, that in the exercise of its respective fiduciary duties, under applicable law it is required to withdraw, modify or amend its recommendation in favor of the Merger, such withdrawal, modification or amendment shall not constitute a breach of this Agreement. Parent will cause all Shares owned by Parent to be voted in favor of the Merger in the same proportion as the other shareholders of the Company .

    5.4. Reasonable Efforts. Subject to the terms and conditions herein provided and the fiduciary duties under applicable law of the Company's directors, including directors constituting the Special Committee, as determined by such directors in good faith after consultation with counsel, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including obtaining any consents, authorizations, exemptions and approvals from, and making all filing with, any governmental, regulatory or public body or authority that are necessary or, in the judgment of Parent or the Company, desirable in connection with the transactions contemplated by this Agreement. Parent and the Company shall each have the right to review and approve in advance all characterizations of the information relating to Parent or the Company, as the case may be, and any of their respective subsidiaries, which appear in any filings made in connection with the transactions contemplated by this Agreement with any governmental body.

    5.5. Material Events. At all times prior to the Effective Time, each party shall promptly notify the other in writing of the occurrence of any event that will or may result in the failure to satisfy any of the conditions specified in Article 6 hereof.

    5.6. Public Announcements. At all times until the Effective Time, each party shall promptly advise and cooperate with the other prior to issuing, or permitting any of its subsidiaries, directors, officers, employees or agents to issue, any press release or other information to the press or any third party with respect to this Agreement or the transactions contemplated hereby.

    5.7.  Indemnification and Insurance.

    (a) The Surviving Corporation and the Company agree that, except as may be limited by applicable laws, for six years from and after the Effective Time, the indemnification obligations set forth in the Company's Articles of Incorporation and the Company's Bylaws, in each case as of the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or at any time prior to the Effective Time were entitled to indemnification thereunder with respect to matters occurring prior to the Effective Time.

    (b) The Company shall maintain in effect, for three years or until the applicable statute of limitations expires but in no event longer than four years, from and after the Effective Time, directors' and officers' liability insurance policies covering the persons who are currently covered in their capacities as such directors and officers (the "Covered Parties") by the Company's current directors' and officers' policies and on terms not materially less favorable than the existing insurance coverage with respect to matters occurring prior to the Effective Time; provided, however, in the event the annual premium for such coverage exceeds an amount equal to 200% of the last annual premium paid immediately prior to the date hereof by the Company for such coverage, the Surviving Corporation shall notify the Covered Parties who shall then elect as a group either (i) to allow the Surviving Corporation to obtain as much comparable insurance as possible for an annual premium equal to 200% of the last annual premium paid immediately prior to the date hereof by the Company, or (ii) to seek coverage from another carrier, in which event the Surviving Corporation shall reimburse the Covered Parties the cost of such alternative coverage up to an amount equal to 200% of the last annual premium paid immediately prior to the date hereof by the Company for such coverage.

    (c) In addition to, and not in lieu of the foregoing, the Surviving Corporation shall indemnify, defend and hold harmless all officers and directors of the Company (the "Indemnified Parties") to the fullest extent permitted by Florida law and in the Articles of Incorporation and Bylaws of the Company, as in effect as of the date hereof, from and against all liabilities, costs, expenses and claims (including without limitation reasonable legal fees and disbursements, which shall be paid, reimbursed or advanced by the Surviving Corporation in a manner consistent with applicable provisions of the Surviving Corporation's Bylaws) arising out of the actions taken prior to the Effective Time in performance of their duties as directors or officers of the Company, in connection with the Merger and other transactions contemplated hereby, which may be asserted against the Indemnified Parties from and after the date of this Agreement; provided, however, that Surviving Corporation's obligations to the Indemnified Parties under this Section 5.7(c) shall not be effective until consummation of the Merger; provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if the indemnification of such Indemnified Party in the manner contemplated hereby is determined pursuant to a final non-appealable judgment rendered by a court of competent jurisdiction to be prohibited by applicable law or if the indemnification of the Indemnified Party is not within the power of the Surviving Corporation under Florida law.

    d) In the event that any action, suit, proceeding or investigation relating thereto or to the transactions contemplated by this Agreement is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

                                     ARTICLE 6
                    CONDITIONS TO CONSUMMATION OF THE MERGER

    6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

          (a) This Agreement shall have been approved and adopted by the affirmative vote of the Company's shareholders by the requisite vote in accordance with applicable law;

          (b) No statute, rule, regulation, executive order, decree, order or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority that prohibits or materially and adversely restricts the consummation of the Merger;


    6.2. Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of Parent and Sub contained in this Agreement shall be true and correct at and as of the Effective Time as if made at and as of such time, except as affected by the transactions contemplated hereby;

          (b) Each of Parent and Sub shall have performed its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof; and

          (c) No statute, rule, regulation or temporary, preliminary or permanent order or injunction shall have been proposed, promulgated, enacted, entered, enforced or deemed applicable by any state, Federal or other government authority, court or government agency of competent jurisdiction that prohibits the consummation of the Merger or the transactions contemplated hereby or thereby.

Parent and Sub will furnish the Company with such certificates and other documents to evidence the fulfillment of the conditions set forth in this
Section 6.2 as the Company may reasonably request.

     6.3.  Conditions to Obligation of Parent and Sub to Effect the Merger.
The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Effective Time as if made at and as of such time, except as affected by the transactions contemplated hereby;

          (b) The Company shall have performed each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof;

          (c) No statute, rule, regulation or temporary, preliminary or permanent order or injunction shall have been proposed, promulgated, enacted, entered, enforced or deemed applicable by any state, Federal or other government authority, court or government agency of competent jurisdiction that prohibits the consummation of the Merger or the transactions contemplated hereby or thereby; and


The Company will furnish Parent and Sub with such certificates and other documents to evidence the fulfillment of the conditions set forth in this
Section 6.3 as Parent or Sub may reasonably request.


                                    ARTICLE 7
                                     CLOSING

    7.1. Time and Place. Subject to the provisions of Articles 6 and 8 hereof, the closing of the Merger contemplated hereby (the "Closing") shall take place at the Company's offices at 385 Country Club Road, Stockbridge, Georgia 30281, at 10:00 a.m., local time, on a date (the "Closing Date") that is no later than the third business day after the satisfaction or waiver of the conditions set forth in Article 6 hereof or such other place, at other time, or on such other date as Parent, Sub and the Company may mutually agree upon for the Closing to take place.

    7.2.  Deliveries at the Closing.  At the Closing:

         (a) There shall be delivered to Parent, Sub and the Company the certificates and other documents and instruments, if any, provided to be delivered under Article 6 hereof.

         (b) Sub and the Company shall cause the articles of merger to be filed in accordance with the provisions of the Florida Business Corporation Act and the Georgia Business Corporation Code and shall take any and all other lawful actions and do any and all other lawful things necessary to effect the Merger and to enable the Merger to become effective.


                                     ARTICLE 8
                             TERMINATION AND ABANDONMENT

    8.1. Termination. Notwithstanding approval and adoption of this Agreement by the Company's shareholders, this Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time of the
Merger:

          (a)  by the mutual consent of Parent, Sub and the Company; or

          (b) automatically, without action by any party hereto, if at the Shareholders' Meeting, the Company's shareholders shall have not voted to adopt this Agreement in accordance with the requirements set forth in Section 6.1(a); or

          (c) by either Parent or the Company if, without fault of the terminating party, the Merger shall not have been consummated on or before December 31, 1999; or

          (d) by either Parent or the Company's Board of Directors if the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby; or

          (e) by either Parent or the Company if any of the events set forth in Sections 6.1(b) shall have occurred and shall not have been, on or before the date of such termination, permanently waived by Parent or the Company, as the case may be; or

          (f) by either Parent or the Company, if any court of competent jurisdiction or other governmental body in the United States shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; or

          (g) by the Company if , prior to the receipt of its shareholder approval of the Merger, the Board of Directors of the Company or the Special Committee determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of the Company under applicable law; or

          (h) by the Company if (i) any of the conditions set forth in Sections 6.2(a) or (b) that are required to be satisfied at or prior to the Closing shall not have been satisfied prior to the Closing or shall have become incapable of being satisfied; or (ii) if any of the events set forth in Sections 6.2(c) shall have occurred prior to the Closing and, in the case of (i) or (ii), shall not have been, on or before the date of such termination, permanently waived by the Company; provided, however, that in the case of Sections 6.2(a) and (b), Parent and Sub shall not have cured such breach, in all material respects, within 10 business days following the receipt of written notice from the Company of such breach; or

          (i) by Parent if (i) any of the conditions set forth in Sections 6.3(a) or (b) that are required to be satisfied at or prior to the Closing shall not have been satisfied prior to the Closing or shall have become incapable of being satisfied; or (ii) if any of the events set forth in Sections 6.3(c) shall have occurred prior to the Closing and, in the case of
(i) or (ii), shall not have been, on or before the date of such termination, permanently waived by Parent; provided, however, that in the case of Sections 6.3(a) and (b), the Company shall not have cured such breach, in all material respects, within 10 business days following the receipt of written notice from Parent of such breach.

    8.2. Effect of Termination. In the event of the termination of this Agreement and the Merger pursuant to Section 8.1, this Agreement shall terminate and the Merger shall be abandoned without any further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation hereunder to any other party to this Agreement, provided, however, that (i) any termination by the Company arising out of a breach by Parent or Sub of any representation, warranty, covenant or agreement contained in this Agreement shall be without prejudice to the rights of the Company to seek damages with respect thereto; and (ii) any termination by Parent arising out of a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement shall be without prejudice to the rights of Parent or Sub to seek damages with respect thereto; provided further, however, that the obligations set forth in this Section 8.2 and in Section 9.1 hereof shall survive any such termination and continue in effect thereafter.


                                     ARTICLE 9
                                  MISCELLANEOUS

    9.1. Expenses. All costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby and thereby, shall be paid by the party incurring such costs and expenses.

    9.2. No Survival of Representations and Warranties. The respective representations and warranties of the Company, Parent and Sub contained herein or in any certificate or letter delivered pursuant hereto shall expire with, and be terminated and extinguished by, the effectiveness of the Merger or the termination of this Agreement (whichever is earlier) and shall not survive the Effective Time or such termination.

    9.3. Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

    9.4. Notices. All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered, sent by overnight courier or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy or telex, addressed as follows:

    If to Parent or Sub, to:  Killearn, Inc.
                              1570 Rock Quarry Road, Suite B
                              Stockbridge, Georgia 30281
                              Attention:  J.T. Williams, President

    With a copy (which
    shall not constitute
    notice) to:               Montello & Kenney, P.A.
                              777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                              Attention:  Louis R. Montello, Esquire

    If to the Company, to:    Killearn Properties, Inc.
                              385 Country Club Road
                              Stockbridge, Georgia 30281
                              Attention:  Mallory E. Horne, Chairman of the
                              Board

    With a copy (which
    shall not constitute
    notice) to:               Greenberg, Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                              Attention:  Phillip J. Kushner, Esquire


Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication that shall be hand delivered, sent, mailed, telecopied or telexed in the manner described above, or that shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a telecopy or telex) the answer back being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

    9.5. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties except that Sub may assign all of its rights, interests and obligations hereunder to Parent or another wholly owned subsidiary of Parent, provided that such subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein.

    9.6. Complete Agreement. This Agreement including the documents and instruments referred to herein or delivered pursuant hereto together constitute the entire understanding of the parties with respect to the Merger and the related transactions and supersede all prior agreements and understandings, both written and oral, among the parties, with respect thereto.

    9.7. Modifications, Amendments and Waivers. At any time prior to the Effective Time of the Merger (notwithstanding any shareholder approval), if authorized by Parent, Sub and the Company and to the extent permitted by law, (i) the parties hereto may, by written agreement, modify, amend or supplement any term or provision of this Agreement; and (ii) any term or provision of this Agreement may be waived by the party that is entitled to the benefits thereof, provided that after such shareholder approval, no amendment shall be made that decreases the consideration to be paid in the Merger without shareholder approval. Any written instrument or agreement referred to in this paragraph shall be validly and sufficiently authorized for the purposes of this Agreement if signed on behalf of Parent, the Company and Sub by a person authorized to sign this Agreement.


    9.8. Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

    9.9. Governing Law. This Agreement shall be governed by the laws of the State of Florida (regardless of the laws that might be applicable under principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, interpretation, construction, effect, performance and remedies.

    9.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

    9.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect to the maximum extent permitted by law and shall in no way be affected, impaired or invalidated.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.


                                               KILLEARN, INC.


                                               By: /s/ J.T. Williams, Jr.
                                               J.T. WILLIAMS, Jr.
                                               President


                                               KILLEARN DEVELOPMENT, INC.


                                               By: /s/ David K. Williams
                                               DAVID K. WILLIAMS,
                                               President


                                               KILLEARN PROPERTIES, INC.


                                               By: /s/ Mallory E. Horne
                                               MALLORY E. HORNE,
                                               Chairman of the Board






                                         Exhibit C
Promissory Note # 1  ($ 194,155.00 )

Borrower's Name and Address
"I" includes each borrower below, jointly and severally.
THE WIMBERLY INVESTMENT FUND, L.P.
Suite 300
300 Corporate Center Dr.
Morrow, Ga.  30260

Lender's Name and Address
"You" means the Lender, its successors and assigns.
KILLEARN, INC.
100 Eagle's Landing Way
Stockbridge, Ga., 30281

Loan Number:
Date:          January 15, 1998
Maturity Date: January 15, 1999
Tax ID#:  58-2025217

For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of ONE HUNDRED THOUSAND ONE HUNDRED FIFTY FIVE AND 00/100--------------Dollars $194,155.00.

SINGLE ADVANCE: I will receive all of this principal sum on January 15, 1998. No additional advances are contemplated under this note.

INTEREST: I agree to pay interest on the outstanding principal balance from January 28, 1998 at the rate of 8.5% per year until January 15, 1999

ACCRUAL METHOD:  Interest will be calculated on a ACTUAL/365 day basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

At a rate equal to 10% per annum

PAYMENTS:  I agree to pay this note as follows:

INTEREST:  I agree to pay accrued interest on January 15, 1999

PRINCIPAL:  I agree to pay the principal on January 15, 1999

SECURITY: This note is separately secured by (describe separate document by type and date):

26,780 shares of common stock of KILLEARN PROPERTIES, INC.

PURPOSE:  The purpose of this loan is Investment

SIGNATURES AND SEALS: IN WITNESS WHEREOF, I have signed my name and affixed my seal on this 28th day of January, 1998. By doing so, I agree to the terms of this Note (including those on page 2). I have received a copy on today's Date.

THE WIMBERLY INVESTMENT FUND, L.P.

BY: /s/ JAMES M. BAKER
   ------------------------------------
       President of G.P.

SIGNATURE FOR LENDER

/s/ J.T. WILLIAMS, JR.
- ---------------------------------------
J. T. Williams, Jr., PRESIDENT








Promissory Note # 2 ( $ 2,092,712.50 )


Borrower's Name and Address
"I" includes each borrower below, jointly and severally.
THE WIMBERLY INVESTMENT FUND, L.P.
Suite 300
300 Corporate Center Dr.
Morrow, Ga.  30260

Lender's Name and Address
"You" means the Lender, its successors and assigns.
KILLEARN, INC.
100 Eagle's Landing Way
Stockbridge, Ga., 30281

Loan Number:
Date:          January 15, 1998
Maturity Date: January 15, 1999
Tax ID#:  58-2025217

For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of TWO MILLION NINETY TWO THOUSAND SEVEN HUNDRED TWELVE AND 51/100--------------Dollars $2,092,712.50.

SINGLE ADVANCE: I will receive all of this principal sum on January 15, 1998. No additional advances are contemplated under this note.

INTEREST: I agree to pay interest on the outstanding principal balance from January 15, 1998 at the rate of 8.5% per year until January 15, 1999

ACCRUAL METHOD:  Interest will be calculated on a ACTUAL/365 day basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

At a rate equal to 10% per annum

PAYMENTS:  I agree to pay this note as follows:

INTEREST:  I agree to pay accrued interest on January 15, 1999

PRINCIPAL:  I agree to pay the principal on January 15, 1999

SECURITY: This note is separately secured by (describe separate document by type and date):

288,650 shares of common stock of KILLEARN PROPERTIES, INC.

PURPOSE:  The purpose of this loan is Investment

SIGNATURES AND SEALS: IN WITNESS WHEREOF, I have signed my name and affixed my seal on this 15th day of January, 1998. By doing so, I agree to the terms of this Note (including those on page 2). I have received a copy on today's Date.

THE WIMBERLY INVESTMENT FUND, L.P.

BY: /s/ JAMES M. BAKER
   ------------------------------------
       President of G.P.

SIGNATURE FOR LENDER

/s/ J.T. WILLIAMS, JR.
- ---------------------------------------
J. T. Williams, Jr., PRESIDENT



DEFINITIONS: As used on page 1, "__" means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state of Georgia will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. You and I may provide in this agreement for accrued interest not paid when due to be added to principal. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity).
 If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below, or if we have agreed that accrued interest not paid when due may be added to principal.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the charges.

SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.

"Right to receive money from you" means:

(1) any deposit account balance I have with you;
(2) any money owed to me on an item presented to you or in your possession for collection or exchange; and
(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT:  I will be in default if any one or more of the following occur:
(1) I fail to make a payment on time or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promise, on any debt or agreement I have with you; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due); (6) I make any written statement or provide any financial information that is untrue or inaccurate at the time it was provided; (7) I do or fail to do something which causes you to believe that you will have difficulty collecting the amount I owe you; (8) any collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (9) I change my name or assume an additional name without first notifying you before making such a change;
(10) I fail to plant, cultivate and harvest crops in due season; (11) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly credible land or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:
(1) You make demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).
(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.
(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.
(4)  You may refuse to make advances to me or allow purchases on credit by me.
(5)  You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee, not to exceed 15 percent of the principal and interest then owed, you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:
(1)  demand payment of amounts due (presentment);
(2)  obtain official certification of nonpayment (protest);
(3)  give notice that amounts due have not been paid (notice of dishonor); or
(4) give me notice prior to seizure of my personal property when you are seeking to foreclose a secured interest in any of my personal property used to secure a commercial transaction.

I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee of endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that is has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you my mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.






                                         Exhibit D


SECURITY AGREEMENT  # 1 ( $ 194,155.00 )

(Collateral Pledge Agreement)


Date:     January 28, 1998

Debtor:        THE WIMBERLY INVESTMENT FUND, L.P.

Business
Or Residence   Suite 300
Address:       300 Corporate Center Drive

City, State
& Zip Code:    Morrow, Ga., 30260

Secured Party: KILLEARN, INC.

Address:       100 Eagle's Landing Way

City, State
& Zip Code:    Stockbridge, Ga., 30281

1.        SECURITY INTEREST AND COLLATERAL.

To secure the debt, liability or obligation of the Debtor to secured party evidence by the following: Promissory note dated January 28, 1998 in the amount of $194,155.00 between the parties and any extensions, renewals or replacements thereof therein referred to as the "Obligations").

Debtor hereby grants Secured Party a security interest (herein called the "Security Interest") in the property owned by Debtor and held by Secured Party that is described as follows: 26,780 shares of the common stock of KILLEARN PROPERTIES, INC. together with all rights in connection with such property (herein called the "Collateral").

2. REPRESENTATIONS, WARRANTIES AND COVENANTS. DEBTOR REPRESENTS, WARRANTS AND COVENANTS THAT:

          (a) Debtor will duly endorse, in blank, each and every instrument constituting Collateral by signing on said instrument or by signing a separate document of assignment or transfer, if required by Secured Party.
          (b) Debtor is the owner of the Collateral free and clear of all liens, encumbrances, security interests and restrictions, except the Security Interest and any restrictive legend appearing on any instrument constituting Collateral.
          (c) Debtor will keep the Collateral free and clear of all liens, encumbrances and security interests, except the Security Interest.
          (d) Debtor will pay, when due, all taxes and other governmental charges levied or assessed upon or against any Collateral.
          (e) At any time, upon request by Secured Party, Debtor will deliver to Secured Party all notices, financial statements, reports or other communications received by Debtor as an owner or holder of the Collateral.
          (f) Debtor will upon receipt deliver to Secured Party in pledge ass additional Collateral all securities distributed on account of the Collateral such as stock dividends and securities resulting from Stock splits, reorganizations and recapitalizations.

THIS AGREEMENT CONTAINS ADDITIONAL PROVISIONS SET FORTH ON PAGES 2 AND 3 HEREOF, ALL OF WHICH ARE MADE A PART HEREOF.

DEBTOR'S NAME:
THE WIMBERLY INVESTMENT FUND, L. P.

By: /s/ JAMES M. BAKER
   ------------------------------------
Title: President of G. P.
      ---------------------------------







SECURITY AGREEMENT # 2 ( $ 2,092,712.50 )

(Collateral Pledge Agreement)


Date:     January 15, 1998

Debtor:        THE WIMBERLY INVESTMENT FUND, L.P.

Business
Or Residence   Suite 300
Address:       300 Corporate Center Drive

City, State
& Zip Code:    Morrow, Ga., 30260

Secured Party: KILLEARN, INC.

Address:       100 Eagle's Landing Way

City, State
& Zip Code:    Stockbridge, Ga., 30281

1.        SECURITY INTEREST AND COLLATERAL.

To secure the debt, liability or obligation of the Debtor to secured party evidence by the following: Promissory note dated January 15, 1998 in the amount of $2,092,712.50 between the parties and any extensions, renewals or replacements thereof therein referred to as the "Obligations").

Debtor hereby grants Secured Party a security interest (herein called the "Security Interest") in the property owned by Debtor and held by Secured Party that is described as follows: 288,650 shares of the common stock of KILLEARN PROPERTIES, INC. together with all rights in connection with such property (herein called the "Collateral").

2. REPRESENTATIONS, WARRANTIES AND COVENANTS. DEBTOR REPRESENTS, WARRANTS AND COVENANTS THAT:

          (a) Debtor will duly endorse, in blank, each and every instrument constituting Collateral by signing on said instrument or by signing a separate document of assignment or transfer, if required by Secured Party.
          (b) Debtor is the owner of the Collateral free and clear of all liens, encumbrances, security interests and restrictions, except the Security Interest and any restrictive legend appearing on any instrument constituting Collateral.
          (c) Debtor will keep the Collateral free and clear of all liens, encumbrances and security interests, except the Security Interest.
          (d) Debtor will pay, when due, all taxes and other governmental charges levied or assessed upon or against any Collateral.
          (e) At any time, upon request by Secured Party, Debtor will deliver to Secured Party all notices, financial statements, reports or other communications received by Debtor as an owner or holder of the Collateral.
          (f) Debtor will upon receipt deliver to Secured Party in pledge ass additional Collateral all securities distributed on account of the Collateral such as stock dividends and securities resulting from Stock splits, reorganizations and recapitalizations.

THIS AGREEMENT CONTAINS ADDITIONAL PROVISIONS SET FORTH ON PAGES 2 AND 3 HEREOF, ALL OF WHICH ARE MADE A PART HEREOF.

DEBTOR'S NAME:
THE WIMBERLY INVESTMENT FUND, L. P.

By: /s/ JAMES M. BAKER
   ------------------------------------
Title: President of G. P.
      ---------------------------------


ADDITIONAL PROVISIONS

3. RIGHTS OF SECURED PARTY. Debtor agrees that Secured Party may at any time, whether before or after the occurrence of an Event of Default and without notice or demand of any kind, (i) notify the obligor on or issuer of any Collateral to make payment to Secured Party of any amounts due or distributable thereon, (ii) in Debtor's name or Secured Party's name enforce collection of any Collateral by suit or otherwise, or surrender, release or exchange all or any part of it, or compromise, extend or renew for any period any obligation evidenced by the Collateral, (iii) receive all proceeds of the Collateral, and (iv) hold any increase or profits received from the Collateral as additional security for the Obligations, except that any money received from the Collateral shall, at Secured Party's option, be applied in reduction of the Obligations, in such order of application as Secured Party may determine, or be remitted to Debtor.

4. EVENTS OF DEFAULT. Each of the following occurrences shall constitute an event of default under this Agreement (herein called "Event of Default"); (i) Debtor shall fail to pay any or all of the Obligations when due or (if payable on demand) on demand, or shall fail to observe or perform any covenant or agreement herein binding on it; (ii) any representation or warranty by Debtor set forth in this Agreement or made to Secured Party in any financial statements or reports submitted to Secured Party by or on behalf of Debtor shall prove materially false or misleading; (iii) a garnishment summons or a writ of attachment shall be issued against or served upon the Secured Party for the attachment of any property of the Debtor or any indebtedness owing to Debtor; (iv) Debtor or any guarantor of any Obligation shall (A) be or become insolvent (however defined); (B) voluntarily file, or have filed against it involuntarily, a petition under the United States Bankruptcy Code; or (C) if a corporation, partnership or organization, be dissolved or liquidated or, if a partnership, suffer the death of a partner or, if an individual, die; or (D) go out of business; (v) Secured Party shall in good faith believe that the value then realizable by collection or disposition of the Collateral, after deduction of expenses of collection and disposition, is less than the aggregate unpaid balance of all Obligations then outstanding; (vi) Secured Party shall in good faith believe that the prospect of due and punctual payment of any or all of the Obligations is impaired.

5. REMEDIES UPON EVENT OF DEFAULT. Upon the occurrence of an Event of Default and at any time thereafter, Secured Party may exercise any one or more of the following rights or remedies: (i) declare all unmatured Obligations to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand; (ii) exercise all voting and other rights as a holder of the Collateral; (iii) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including the right to offer and sell the Collateral privately to purchasers who will agree to take the Collateral for investment and not with a view to distribution and who will agree to the imposition of restrictive legends on the certificates representing the Collateral, and the right to arrange for a safe which would otherwise qualify as exempt from registration under the Securities Act of 1933; and if notice to Debtor of any intended disposition of the Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given at least 10 calendar days prior to the date of intended disposition or other action; (iv) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against the Collateral, against Debtor or against any other person or property. Upon the occurrence of the Event of Default described in Section 4(iv)(B), all Obligations shall be immediately due and payable without demand or notice thereof.

6. MISCELLANEOUS. Any disposition of the Collateral is the manner provided in Section 5 shall be deemed commercially reasonable. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid, to Debtor at its address set forth above or at the most recent address shown on Secured Party's records. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to exercise at all or in any particular manner any voting rights which may be available with respect to any Collateral, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. Debtor will reimburse Secured Party for all expenses (including reasonable attorney's fees and legal expenses) incurred by Secured Party in the protection, defense or enforcement of the Security Interest, including expenses incurred in any litigation or bankruptcy or insolvency proceedings. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their respective heirs, representatives, successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. This Agreement shall be governed by laws of the state in which it is executed and, unless the context otherwise requires, all terms used herein which are defined in Articles 1 and 9 of the Uniform Commercial Code, as in effect in said state, shall have the meanings therein stated. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations. If this Agreement is signed by more than one person as Debtor, the term "Debtor" shall refer to each of them separately and to both or all of them jointly, all such persons shall be bound both severally and jointly with the other(s); and the Obligations shall include any debts, liabilities and obligations owed to Secured Party by a Debtor solely or by both or several or all Debtors jointly or jointly and severally, and all property described in Section 1 shall be included as part of the Collateral, whether it is owned jointly by both or all Debtors or is owned in whole or in part by one (or more) of them.





                                         Exhibit E

PROMISSORY NOTE

$384,750.00                                                January 8, 1998

    FOR VALUE RECEIVED, the undersigned, Proactive Technologies, Inc., a Delaware corporation (the "Maker"), promises to pay to the order of O. Mason Hawkins and Ann Butterfield Hawkins (collectively, "Hawkins") and the principal sum of THREE HUNDRED EIGHTY-FOUR THOUSAND SEVEN HUNDRED FIFTY DOLLARS ($384,750.00) on the earlier of (i) July 6, 1998, or (ii) the date that the shareholders of Killearn Properties, Inc. ("Killearn") are paid consideration pursuant to a merger between Maker and Killearn (such earlier date, the "Due Date"), and interest from the date hereof at the "prime rate" of interest announced from time to time in the Wall Street Journal plus 1% per annum, payable on the Due Date. Interest shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed.

    This Note constitutes the promissory note referenced in that certain Put and Call Agreement dated December 24, 1997 by and between Maker and Hawkins. This Note and the indebtedness evidenced hereby are secured by a pledge of 40,500 shares of common stock of Killearn pursuant to the terms of that certain Pledge Agreement of even date herewith.

    Maker, at its option, may prepay the indebtedness evidenced by this Note, in whole or in part, without penalty or premium. Any partial prepayment of this Note shall be applied first to accrued and unpaid interest under this Note, and thereafter to outstanding principal.

    The principal amount of this Note, and all accrued and unpaid interest shall be payable to Hawkins in such coin and currency of the United States of America as at the time of payment shall be legal tender therein for payment of public and private debts, and may be made by Maker's check payable to the order of Hawkins, mailed by first-class mail, postage prepaid, to Hawkins at 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119, or such other address as Hawkins shall notify Maker in writing.

    This Note may not assigned or transferred by Hawkins and any attempt to assign or transfer shall be void without the prior written approval of Maker. This Note shall be deemed to be made under, and shall be construed in accordance with and governed by the laws of the State of Florida, without regard to the conflicts of laws principles thereof. This Note shall be binding upon maker and its successors and assigns, and shall inure to the benefit of Hawkins an their respective heirs, executors, representatives and assigns.

    IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first written above.

                                               PROACTIVE TECHNOLOGIES, INC.


                                               /s/  Mark A. Conner
                                               MARK A. CONNER,
                                               President




PROMISSORY NOTE

$394,250.00                                                January 8, 1998

    FOR VALUE RECEIVED, the undersigned, Proactive Technologies, Inc., a Delaware corporation (the "Maker"), promises to pay to the order of O. Mason Hawkins ("Hawkins") the principal sum of THREE HUNDRED NINETY-FOUR THOUSAND TWO HUNDRED FIFTY DOLLARS ($394,250.00) on the earlier of (i) July 6, 1998, or (ii) the date that the shareholders of Killearn Properties, Inc. ("Killearn") are paid consideration pursuant to a merger between Maker and Killearn (such earlier date, the "Due Date"), and interest from the date hereof at the "prime rate" of interest announced from time to time in the Wall Street Journal plus 1% per annum, payable on the Due Date. Interest shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed.

    This Note constitutes the promissory note referenced in that certain Put and Call Agreement dated December 24, 1997 by and between Maker and Hawkins. This Note and the indebtedness evidenced hereby are secured by a pledge of 40,500 shares of common stock of Killearn pursuant to the terms of that certain Pledge Agreement of even date herewith.

    Maker, at its option, may prepay the indebtedness evidenced by this Note, in whole or in part, without penalty or premium. Any partial prepayment of this Note shall be applied first to accrued and unpaid interest under this Note, and thereafter to outstanding principal.

    The principal amount of this Note, and all accrued and unpaid interest shall be payable to Hawkins in such coin and currency of the United States of America as at the time of payment shall be legal tender therein for payment of public and private debts, and may be made by Maker's check payable to the order of Hawkins, mailed by first-class mail, postage prepaid, to Hawkins at 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119, or such other address as Hawkins shall notify Maker in writing.

    This Note may not assigned or transferred by Hawkins and any attempt to assign or transfer shall be void without the prior written approval of Maker. This Note shall be deemed to be made under, and shall be construed in accordance with and governed by the laws of the State of Florida, without regard to the conflicts of laws principles thereof. This Note shall be binding upon maker and its successors and assigns, and shall inure to the benefit of Hawkins an their respective heirs, executors, representatives and assigns.

    IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first written above.

                                               PROACTIVE TECHNOLOGIES, INC.


                                               /s/  Mark A. Conner
                                               MARK A. CONNER,
                                               President




PROMISSORY NOTE

$475,000.00                                                January 8, 1998

    FOR VALUE RECEIVED, the undersigned, Proactive Technologies, Inc., a Delaware corporation (the "Maker"), promises to pay to the order of W.
Reid Sanders ("Sanders") the principal sum of FOUR HUNDRED AND SEVENTY
FIVE THOUSAND DOLLARS ($475,000.00) on the earlier of (i) July
6, 1998, or (ii) the date that the shareholders of Killearn Properties, Inc. ("Killearn") are paid consideration pursuant to a merger between Maker and Killearn (such earlier date, the "Due Date"), and interest from the date hereof at the "prime rate" of interest announced from time to time in the Wall Street Journal plus 1% per annum, payable on the Due Date. Interest shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed.

    This Note constitutes the promissory note referenced in that certain Put and Call Agreement dated December 24, 1997 by and between Maker and Hawkins. This Note and the indebtedness evidenced hereby are secured by a pledge of 40,500 shares of common stock of Killearn pursuant to the terms of that certain Pledge Agreement of even date herewith.

    Maker, at its option, may prepay the indebtedness evidenced by this Note, in whole or in part, without penalty or premium. Any partial prepayment of this Note shall be applied first to accrued and unpaid interest under this Note, and thereafter to outstanding principal.

    The principal amount of this Note, and all accrued and unpaid interest shall be payable to Hawkins in such coin and currency of the United States of America as at the time of payment shall be legal tender therein for payment of public and private debts, and may be made by Maker's check payable to the order of Hawkins, mailed by first-class mail, postage prepaid, to Hawkins at 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119, or such other address as Hawkins shall notify Maker in writing.

    This Note may not assigned or transferred by Hawkins and any attempt to assign or transfer shall be void without the prior written approval of Maker. This Note shall be deemed to be made under, and shall be construed in accordance with and governed by the laws of the State of Florida, without regard to the conflicts of laws principles thereof. This Note shall be binding upon maker and its successors and assigns, and shall inure to the benefit of Hawkins an their respective heirs, executors, representatives and assigns.

    IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first written above.

                                               PROACTIVE TECHNOLOGIES, INC.


                                               /s/  Mark A. Conner
                                               MARK A. CONNER,
                                               President







                                       Exhibit F

PLEDGE AGREEMENT

    THIS PLEDGE AGREEMENT ("Pledge Agreement") is made this 9th day of January, 1998, by Proactive Technologies, Inc., a Delaware corporation ("Pledgor"), and
O. Mason Hawkins (Pledgee").

                                RECITALS:

    WHEREAS, Pledgee and Pledgor have entered into that certain Put and Call Agreement dated December 24, 1997 (the "Agreement"), pursuant to which Pledgee granted a call to Pledgor to purchase 41,500 shares of the common stock
(the "Shares") of Killearn Properties, Inc., a Florida corporation (Killearn");

    WHEREAS, on January 6, 1998, Pledgor exercised the call to purchase the Shares;

    WHEREAS, Pledgor has executed and delivered that certain Promissory Note dated of even date herewith, payable to Pledgee in the principal amount of $394,250.00 (the "Note"), representing the purchase price of the Shares; and

    WHEREAS, to secure payment of the Note, Pledgee has required Pledgor to grant to Pledgee a security interest in the Shares pursuant to the terms and conditions of this Pledge Agreement.

    NOW THEREFORE, in consideration of the mutual covenants set forth herein and intending to be legally bound, Pledgee and Pledgor hereby agree as follows:

    1. Pledge. Pledgor hereby pledges and grants to Pledgee a security interest in the Shares to secure the timely payment of all principal and interest due under the Note (the "Indebtedness").

    2. Delivery and Possession of Shares. All certificates or instruments representing or evidencing the Shares shall be delivered to and held by Pledgee pursuant hereto and shall be accompanied by a duly executed stock power in blank. Pledgee shall hold the Shares and all certificates or instruments related to the Shares, including the Note, until such time as Pledgor has satisfied its Indebtedness. As long as no Event of Default (as defined in Section 3 hereof) has occurred (i) Pledgee may not sell, transfer, assign, encumber or dispose of the Shares during the term hereof, and (ii) Pledgor shall have the right to vote the Shares, to receive dividends on the Shares and to exercise any other rights of ownership of the Shares.

    3.   Events of Default

        (a) The occurrence of any of the following shall constitute an "Event of Default" under this Pledge Agreement:

            (i) Failure by Pledgor to pay the principal or interest under the Note when due, if such failure continues for a period of ten (10)days after written notice of such failure is given to Pledgor or Pledgee.

           (ii) The appointment of a receiver for Pledgor or for any of Pledgor's assets, or any assignment for the benefit of creditors or filing of a petition under bankruptcy, insolvency or debtor's relief law that is not dismissed within 90 days of such filing, or for any readjustment of indebtedness, composition or extension by Pledgor.

       (b) If an event of Default shall occur and be continuing, Pledgee may exercise any right or remedy provided by the Commercial Code of the State of Tennessee, as the same may be in effect from time to time, Including, without limitation, the right of foreclosure.

    4. Amendment. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by Pledgee and Pledgor, and then such waiver or consent shall be effective only in the Specific instance and for the specific purpose for which given.

    5. Notices. All notices required hereunder shall be in writing and shall be deemed given and received upon personal delivery (whether by courier or messenger delivery) to the person for whom intended, or by facsimile (confirmed receipt), or upon depositing such notice in the United States Mail, postage prepaid, addressed to the party for whom intended at the following address:

Pledgee:                     O. Mason Hawkins
                             6410 Poplar Avenue, Suite 900
                             Memphis, Tennessee 38119
                             Facsimile: 901-818-5210

Pledgor:                     Proactive Technologies, Inc.
                             7118 Beech Ridge Trail
                             Tallahassee, Florida 32312
                             Facsimile: 850-668-9100

or to such other address as may be designated by written notice given in accordance with the provisions hereof.

    6. Continuing Security Interest, Assignment, Termination. This Pledge Agreement shall create a continuing security interest in the Shares and shall remain in full force and effect until payment in full of the Indebtedness, and be binding upon Pledgee and Pledgor, and their successors and permitted assigns. Pledgee shall not assign or otherwise transfer the Note to any other person or entity, and any attempt to assign or transfer the Note shall be void without the prior written notice to and approval of Pledgor. Upon the payment in full of the Indebtedness, this Pledge Agreement shall terminate and Pledgee shall return to Pledgor the Shares and stock power.

    7. Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without any regard to the conflicts of law rules thereof.

    8. Counterparts. This pledge Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    9. Captions. The captions used in this Agreement are used for convenience only and are not to be used in construing or interpreting this Pledge Agreement.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Pledge Agreement as of the date written above.

                                                 PLEDGOR:

                                                 PROACTIVE TECHNOLOGIES, INC.


                                                 /s/ Mark A. Conner
                                                 MARK A. CONNER
                                                 President



PLEDGE AGREEMENT

    THIS PLEDGE AGREEMENT ("Pledge Agreement") is made this 9th day of January, 1998, by Proactive Technologies, Inc., a Delaware corporation ("Pledgor"), and
W. Reid Sanders ("Pledgee").

                                RECITALS:

    WHEREAS, Pledgee and Pledgor have entered into that certain Put and Call Agreement dated December 24, 1997 (the "Agreement"), pursuant to which Pledgee granted a call to Pledgor to purchase 50,500 shares of the common stock
(the "Shares") of Killearn Properties, Inc., a Florida corporation (Killearn");

    WHEREAS, on January 6, 1998, Pledgor exercised the call to purchase the Shares;

    WHEREAS, Pledgor has executed and delivered that certain Promissory Note dated of even date herewith, payable to Pledgee in the principal amount of $475,000.00 (the "Note"), representing the purchase price of the Shares; and

    WHEREAS, to secure payment of the Note, Pledgee has required Pledgor to grant to Pledgee a security interest in the Shares pursuant to the terms and conditions of this Pledge Agreement.

    NOW THEREFORE, in consideration of the mutual covenants set forth herein and intending to be legally bound, Pledgee and Pledgor hereby agree as follows:

    1. Pledge. Pledgor hereby pledges and grants to Pledgee a security interest in the Shares to secure the timely payment of all principal and interest due under the Note (the "Indebtedness").

    2. Delivery and Possession of Shares. All certificates or instruments representing or evidencing the Shares shall be delivered to and held by Pledgee pursuant hereto and shall be accompanied by a duly executed stock power in blank. Pledgee shall hold the Shares and all certificates or instruments related to the Shares, including the Note, until such time as Pledgor has satisfied its Indebtedness. As long as no Event of Default (as defined in Section 3 hereof) has occurred (i) Pledgee may not sell, transfer, assign, encumber or dispose of the Shares during the term hereof, and (ii) Pledgor shall have the right to vote the Shares, to receive dividends on the Shares and to exercise any other rights of ownership of the Shares.

    3.   Events of Default

        (a) The occurrence of any of the following shall constitute an "Event of Default" under this Pledge Agreement:

            (i) Failure by Pledgor to pay the principal or interest under the Note when due, if such failure continues for a period of ten (10)days after written notice of such failure is given to Pledgor or Pledgee.

           (ii) The appointment of a receiver for Pledgor or for any of Pledgor's assets, or any assignment for the benefit of creditors or filing of a petition under bankruptcy, insolvency or debtor's relief law that is not dismissed within 90 days of such filing, or for any readjustment of indebtedness, composition or extension by Pledgor.

       (b) If an event of Default shall occur and be continuing, Pledgee may exercise any right or remedy provided by the Commercial Code of the State of Tennessee, as the same may be in effect from time to time, Including, without limitation, the right of foreclosure.

    4. Amendment. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by Pledgee and Pledgor, and then such waiver or consent shall be effective only in the Specific instance and for the specific purpose for which given.

    5. Notices. All notices required hereunder shall be in writing and shall be deemed given and received upon personal delivery (whether by courier or messenger delivery) to the person for whom intended, or by facsimile (confirmed receipt), or upon depositing such notice in the United States Mail, postage prepaid, addressed to the party for whom intended at the following address:

Pledgee:                     O. Mason Hawkins
                             6410 Poplar Avenue, Suite 900
                             Memphis, Tennessee 38119
                             Facsimile: 901-818-5210

Pledgor:                     Proactive Technologies, Inc.
                             7118 Beech Ridge Trail
                             Tallahassee, Florida 32312
                             Facsimile: 850-668-9100

or to such other address as may be designated by written notice given in accordance with the provisions hereof.

    6. Continuing Security Interest, Assignment, Termination. This Pledge Agreement shall create a continuing security interest in the Shares and shall remain in full force and effect until payment in full of the Indebtedness, and be binding upon Pledgee and Pledgor, and their successors and permitted assigns. Pledgee shall not assign or otherwise transfer the Note to any other person or entity, and any attempt to assign or transfer the Note shall be void without the prior written notice to and approval of Pledgor. Upon the payment in full of the Indebtedness, this Pledge Agreement shall terminate and Pledgee shall return to Pledgor the Shares and stock power.

    7. Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without any regard to the conflicts of law rules thereof.

    8. Counterparts. This pledge Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    9. Captions. The captions used in this Agreement are used for convenience only and are not to be used in construing or interpreting this Pledge Agreement.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Pledge Agreement as of the date written above.

                                                 PLEDGOR:

                                                 PROACTIVE TECHNOLOGIES, INC.


                                                 /s/ Mark A. Conner
                                                 MARK A. CONNER
                                                 President

PLEDGE AGREEMENT

    THIS PLEDGE AGREEMENT ("Pledge Agreement") is made this 9th day of January, 1998, by Proactive Technologies, Inc., a Delaware corporation ("Pledgor"), and
O. Mason Hawkins and Ann Butterfield Hawkins ("Pledgees").

                                RECITALS:

    WHEREAS, Pledgee and Pledgor have entered into that certain Put and Call Agreement dated December 24, 1997 (the "Agreement"), pursuant to which Pledgee granted a call to Pledgor to purchase 40,500 shares of the common stock
(the "Shares") of Killearn Properties, Inc., a Florida corporation (Killearn");

    WHEREAS, on January 6, 1998, Pledgor exercised the call to purchase the Shares;

    WHEREAS, Pledgor has executed and delivered that certain Promissory Note dated of even date herewith, payable to Pledgee in the principal amount of $384,750.00 (the "Note"), representing the purchase price of the Shares; and

    WHEREAS, to secure payment of the Note, Pledgee has required Pledgor to grant to Pledgee a security interest in the Shares pursuant to the terms and conditions of this Pledge Agreement.

    NOW THEREFORE, in consideration of the mutual covenants set forth herein and intending to be legally bound, Pledgee and Pledgor hereby agree as follows:

    1. Pledge. Pledgor hereby pledges and grants to Pledgee a security interest in the Shares to secure the timely payment of all principal and interest due under the Note (the "Indebtedness").

    2. Delivery and Possession of Shares. All certificates or instruments representing or evidencing the Shares shall be delivered to and held by Pledgee pursuant hereto and shall be accompanied by a duly executed stock power in blank. Pledgee shall hold the Shares and all certificates or instruments related to the Shares, including the Note, until such time as Pledgor has satisfied its Indebtedness. As long as no Event of Default (as defined in Section 3 hereof) has occurred (i) Pledgee may not sell, transfer, assign, encumber or dispose of the Shares during the term hereof, and (ii) Pledgor shall have the right to vote the Shares, to receive dividends on the Shares and to exercise any other rights of ownership of the Shares.

    3.   Events of Default

        (a) The occurrence of any of the following shall constitute an "Event of Default" under this Pledge Agreement:

            (i) Failure by Pledgor to pay the principal or interest under the Note when due, if such failure continues for a period of ten (10)days after written notice of such failure is given to Pledgor or Pledgee.


           (ii) The appointment of a receiver for Pledgor or for any of Pledgor's assets, or any assignment for the benefit of creditors or filing of a petition under bankruptcy, insolvency or debtor's relief law that is not dismissed within 90 days of such filing, or for any readjustment of indebtedness, composition or extension by Pledgor.

       (b) If an event of Default shall occur and be continuing, Pledgee may exercise any right or remedy provided by the Commercial Code of the State of Tennessee, as the same may be in effect from time to time, Including, without limitation, the right of foreclosure.

    4. Amendment. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by Pledgee and Pledgor, and then such waiver or consent shall be effective only in the Specific instance and for the specific purpose for which given.

    5. Notices. All notices required hereunder shall be in writing and shall be deemed given and received upon personal delivery (whether by courier or messenger delivery) to the person for whom intended, or by facsimile (confirmed receipt), or upon depositing such notice in the United States Mail, postage prepaid, addressed to the party for whom intended at the following address:

Pledgee:                     O. Mason Hawkins
                             6410 Poplar Avenue, Suite 900
                             Memphis, Tennessee 38119
                             Facsimile: 901-818-5210

Pledgor:                     Proactive Technologies, Inc.
                             7118 Beech Ridge Trail
                             Tallahassee, Florida 32312
                             Facsimile: 850-668-9100

or to such other address as may be designated by written notice given in accordance with the provisions hereof.

    6. Continuing Security Interest, Assignment, Termination. This Pledge Agreement shall create a continuing security interest in the Shares and shall remain in full force and effect until payment in full of the Indebtedness, and be binding upon Pledgee and Pledgor, and their successors and permitted assigns. Pledgee shall not assign or otherwise transfer the Note to any other person or entity, and any attempt to assign or transfer the Note shall be void without the prior written notice to and approval of Pledgor. Upon the payment in full of the Indebtedness, this Pledge Agreement shall terminate and Pledgee shall return to Pledgor the Shares and stock power.

    7. Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without any regard to the conflicts of law rules thereof.

    8. Counterparts. This pledge Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    9. Captions. The captions used in this Agreement are used for convenience only and are not to be used in construing or interpreting this Pledge Agreement.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Pledge Agreement as of the date written above.

                                                 PLEDGOR:

                                                 PROACTIVE TECHNOLOGIES, INC.


                                                 /s/ Mark A. Conner
                                                 MARK A. CONNER
                                                 President







                                      Exhibit G

This agreement made and entered into this 2nd day of March 1999 by and between Killearn, Inc. ("Purchaser") and D. Mason Hawkins, Ann Butterfield Hawkins, and W. Reid Sanders ("Sellers"):

                             WITNESSTH THAT

    WHEREAS, Sellers are the owners of a promissory note ("Note") dated January 8, 1998 in the original amount of $1,254,000 executed by Proactive Technologies, Inc. in favor of Sellers, a copy of which is attached hereto as Exhibit "A", and

    WHEREAS, the Note is secured by 132,000 shares of the common stock of Killearn Properties, Inc. and such stock certificates are in the possession of Sellers and,

    WHEREAS, Sellers agree to sell the note, and assign, without recourse, the Note together with the collateral to Purchaser and Purchaser agrees to Purchase such Note with the related collateral under the following terms and conditions;

    NOW THEREFORE, for and in consideration of the foregoing premises, and in consideration of the mutual promises and covenants set forth herein, the receipt and sufficiency thereof are hereby acknowledged, the parties do hereby agree as follows:

    1. Sellers warrant that the present principal balance of the Note is $1,254,000.
    2. Sellers agree to sell the Note and to assign, without recourse the Note and the related collateral to Purchaser upon the payment of $1,150,000.
    3. Purchaser agrees to pay to Sellers $50,000 upon execution of this agreement by both parties, and to pay to Sellers
         $1,100,000 on or before March 25, 1999.
    4. Sellers agree to assign the Note and related collateral to Purchaser simultaneous with the payment in full, of the $1,150,000.
    5. Sellers agree that it will not alter or amend the Note or related collateral without the written consent of Purchaser and that any monies paid on the Note will reduce the amount due from Purchaser by the same amount.
    6. In the event either party seeks enforcement of this agreement by court action, the prevailing party's reasonable legal and court costs shall be paid by the other party.
    7.   This agreement shall be governed by the laws of the State of Georgia.
    8. This agreement is subject to approval by the Maker of the Note of its assignment to Purchaser.
    IN WITNESS WHEREOF, the parties have executed this document as of the date first above written.


Killearn, Inc.                                "Sellers"

                                               /s/ O. Mason Hawkins
                                               O.MASON HAWKINS

                                               /s/ Ann Butterfield Hawkins
                                               ANN BUTTERFIELD HAWKINS

                                               /s/ W. Reid Sanders
                                               W. REID SANDERS






                                      Exhibit H

KILLEARN, INC.                AMERICAN CENTURY BANKING CORP.
1570 B ROCK QUARRY ROAD       2750 HIGHWAY 42 NORTH PO BOX 2130
STOCKBRIDGE, GA 30281         STOCKBRIDGE, GA 30281

Borrower's Name and Address   Lender's Name and Address

                                                 Line of Credit No. 5000667
                                                 Date March 24, 1999
                                                 Max. Credit Amt. $2,000,000.00
                                                 Loan Ref. No. 5000667

You have extended to me a line of credit in the
AMOUNT of TWO MILLION AND NO/100    $2,000,000.00
You will make loans to me from time to time until 4 PM on March 22, 2000. Although the line of credit expires on that date, I will remain obligated to perform all my duties under this agreement so long as I owe you any money advanced according to the terms of this agreement, as evidenced by any note or note I have signed promising to repay these amounts.

This line of credit is an agreement between you and me. It is not intended that any third party receive any benefit from this agreement, whether by direct payment, reliance for future payment or in any other manner. This agreement is not a letter of credit.

1.   AMOUNT: This line of credit is:
     X-OBLIGATORY: You may not refuse to make loan to me under this line of Credit unless one of the following occurs;
     a. I have borrowed the maximum amount available to me;
     b. This line of credit has expired;
     c. I have defaulted on the note (or notes) which show my indebtedness under this line of credit;
     d. I have violated any term of this line of credit or any note or other agreement entered into in connection with this line of credit:

  __ DISCRETIONARY: You may refuse to make a loan to me under this line of credit once the aggregate outstanding advances equal or exceed ______$ _____.

Subject to the obligatory or discretionary limitations above, this line of
Is:
     X OPEN-END (Business or Agricultural only): I may borrow up to the Maximum amount of principal more than one time.
     __ CLOSED-END: I may borrow up to the maximum only one time.

2. PROMISSORY NOTE: I will repay any advances made according to this line of credit agreement as set out in the promissory note, I signed on March 24, 1999, or any note(s) I sign at a later time which represent advances under this agreement. The note(s) set(s) out the terms relating to maturity, interest rate, repayment and advances. If indicated on the promissory note, the advances will be made as follows: per customers verbal or written request.

3. RELATED DOCUMENTS: I have signed the following documents in connection with this line of credit and note(s) entered into in accordance with this line of credit:
__security agreement dated _____            X DEED TO SECURE DEBT OF EVEN DATE.
__mortgage dated _______________
X guaranty dated MARCH 24, 1999

4.   REMEDIES:  If I am in default on the note(s) you may:
  a. take any action as provided in the related documents;
  b. without notice to me, terminate this line of credit, by selecting any of these remedies you do not give up your right to later use any other remedy. By deciding not to use any remedy should I default, you do not waive your right to later consider the event a default, if it happens again.

5. COSTS AND FEES: If you hire an attorney to enforce this agreement I will pay your reasonable attorney's fees, where permitted by law. I will also pay your court costs and costs of collection, where permitted by law.

6. COVENANTS: For as long as this line of credit is in effect or I owe you money for advances made in accordance with the line of credit, I will do the following:
  a. maintain books and records of my operations relating to the need for this line of credit.
  b. permit you or any of your representatives to inspect and/or copy these records;
  c. provide to you any documentation requested by you which support the reason for making any advance under this line of credit;
  d. permit you to make any advance payable to the seller (or seller and me) of any items being purchased with that advance;
  e.

7. NOTICES: All notices or other correspondence with me should be sent to my address stated above. The notice or correspondence shall be effective when deposited in the mail, first class, or delivered to me in person.

8. MISCELLANEOUS: This line of credit may not be changed except by a written agreement signed by you and me. The law of the state in which you are located will govern this agreement. Any item of this agreement which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation.

FOR THE LENDER                            SIGNATURES: I AGREE TO THE TERMS OF
                                          THIS LINE OF CREDIT.  I HAVE RECEIVED
                                          A COPY ON TODAY'S DATE.

By: /s/ Guy Quinn                         By: /s/ John R. Williams
GUY QUINN                                 JOHN R WILLIAMS
President                                 Vice President